UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 333-286501

The Generation Essentials Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Assignment, Assumption and Amendment Agreement by and among Black Spade Acquisition II Co, The Generation Essentials Group, and Continental Stock Transfer & Trust Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Generation Essentials Group

By:	/s/ Samuel Chau
Name:	Samuel Chau
Title:	Chief Financial Officer

Date: May 20, 2025

2